2121 Old Gatesburg Road, Suite 110 State College, PA 16803 Main Office: (814) 308-9754 www.eclipseresources.com

August 23, 2016

VIA EDGAR

Ethan Horowitz, Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation

Form 10-K for the Fiscal Year Ended

December 31, 2015

Filed March 4, 2016

File No. 1-36511

Ladies and Gentlemen:

Set forth below is the response of Eclipse Resources Corporation, a Delaware corporation (the “Company,” “we,” “our” or “us”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) contained in the letter, dated August 9, 2016, concerning the above referenced filing. For ease of reference, we have included the text of the Staff’s comments in bold type below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2015

Items 1 and 2. Business and Properties, page 1

Proved Undeveloped Reserves (PUDs), page 9

1.	Your current disclosure is not clear regarding the total amount of proved undeveloped (“PUD”) reserves that have been converted into proved developed. Specifically, your tabular presentation reflects 9,361 MMcfe transferred from undeveloped reserves to developed in 2015. Your disclosure states that you converted approximately 69,127 MMcfe of proved undeveloped reserves during the year ended December 31, 2015. Please clarify how these two amounts can be reconciled and revise your disclosure.

We acknowledge the Staff’s comment and confirm that 9,361 MMcfe of PUD reserves were converted to proved developed reserves during the year ended December 31, 2015. The 69,127 MMcfe of PUD reserves on which we spent capital to develop during the year ended December 31, 2015 includes these amounts converted to proved developed reserves, as well as reserves that remained as PUD reserves as of December 31, 2015 and reserves that were no longer categorized as proved as of December 31, 2015.

August 23, 2016

In response to the Staff’s comment, we will include additional disclosure similar to the following disclosure in future filings, as applicable and to the extent required.

“During the year ended December 31, 2015, we spent approximately $20.9 million on proved undeveloped wells having approximately 69,127 MMcfe net reserves. Of these reserves, approximately 9,361 MMcfe were converted to proved developed reserves during the year ended December 31, 2015 at a capital cost of approximately $14 million.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 55

2.	On page 22 of your Form 10-K as of December 31, 2015 and on page 29 of your Form 10-Q as of June 30, 2016, you continue to disclose if the currently depressed commodity prices persist, significant downward adjustments to your reserves may result. Please expand your disclosure to provide information quantifying the expected impact of the current commodity price environment on your reserves and the effect of different scenarios regarding changes in commodity prices which you deem reasonably likely to occur. Refer to Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, refer to section III.B.3 of SEC Release No. 33-8350.

We acknowledge the Staff’s comment and respectfully note the disclosures on pages 22, 59 and 60 of our Form 10-K as of December 31, 2015 and on pages 28 and 29 of our Form 10-Q as of June 30, 2016, which are consistent with disclosures we agreed to add to future filings in response to a similar Staff comment we received in a letter dated April 22, 2015. Please see Comment No. 4 of such letter and our related response to the SEC in our letter dated May 6, 2015. We continue to monitor this disclosure each period and update it to reflect recent changes and developments in industry conditions and the impact on our operations and consolidated financial results. For example, we have revised this disclosure over time to include the impact of lower production, rig terminations, property impairments, and increased expected lease expirations as a result of lower commodity prices and the corresponding reduction in our drilling activity.

In addition to commodity prices, a significant number of other variables, including service costs and operating expenses, impact the calculation of our reserves, and we are unable to reliably predict where the combination of commodity price and these other variables are reasonably likely to trend. However, we have highlighted these factors in our disclosure as well as quantified the SEC pricing that would be used each period in order to provide as much relevant information as possible for those reviewing our disclosure, in accordance with Item 303(a)(3)(ii) of Regulation S-K and section III.B.3 of SEC Release No. 33-8350.

Results of Operations, page 60

Costs and Expenses, page 62

3.	You state: “We believe some of our expense fluctuations are best analyzed on a unit-of-production, or Mcfe, basis.” We note the disclosure of these amounts on a per Mcfe basis; however, the qualitative discussion that follows the table does not include an analysis of the changes in the per Mcfe amounts between periods. Please expand your disclosures to include a qualitative discussion and analysis of these fluctuations on per Mcfe basis.

August 23, 2016

In response to the Staff’s comment, we will include expanded disclosure similar to the following in future filings, as applicable and to the extent required. The language below is from our Quarterly Report on Form 10-Q for the period ended June 30, 2016, with the new language appearing in italics.

“Lease operating expense was $4.9 million in the six months ended June 30, 2016 compared to $6.9 million in the six months ended June 30, 2015. The decrease of $2.0 million is attributable to reduced personnel costs and additional cost-cutting measures during the six months ended June 30, 2016, as compared to the six months ended June 30, 2015. Lease operating expenses include normally recurring expenses to operate and produce our wells, non-recurring workovers and repairs. We experience increases in operating expenses as we add new wells and manage existing properties. Lease operating expense per Mcfe was $0.12 in the six months ended June 30, 2016 compared to $0.21 in the six months ended June 30, 2015. The decrease in price per Mcfe is due primarily to fixed expenses being spread across higher production in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015.

Transportation, gathering and compression expense was $51.4 million during the six months ended June 30, 2016 compared to $35.1 million in the six months ended June 30, 2015. These third-party costs were higher in the six months ended June 30, 2016 due to our production growth where we have third party gathering and compression agreements and increased processing costs associated with our higher liquids production, and increased firm transportation expenses. In addition, we revised our estimate of amounts due to a non-operated partner for such costs based on additional information received during the period, resulting in an increase of $5.8 million. Transportation, gathering and compression expense per Mcfe was $1.29 in the six months ended June 30, 2016 compared to $1.08 in the six months ended June 30, 2015. The increase in price per Mcfe is due primarily to the revision of our estimate of amounts due to a non-operated partner that we recorded during the six months ended June 30, 2016. The following table details our transportation, gathering and compression expenses for the six months ended June 30, 2016 and 2015.

Production and ad valorem taxes are paid based on market prices and applicable tax rates. Production and ad valorem taxes were ($0.2) million in the six months ended June 30, 2016 compared to $5.2 million in the six months ended June 30, 2015. Production and ad valorem taxes decreased from the six months ended June 30, 2015 to the six months ended June 30, 2016 due to a reduction in our estimated accruals of approximately $4 million based on recent historical experience and additional information received during the period. Production and ad valorem taxes per Mcfe was ($0.01) in the six months ended June 30, 2016 compared to $0.16 in the six months ended June 30, 2015. The decrease in price per Mcfe is due to the higher production in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 as well as the reduction to our estimated accruals that was recorded during the six months ended June 30, 2016.

Depreciation, depletion and amortization was approximately $36.1 million in the six months ended June 30, 2016 compared to $103.1 million in the six months ended June 30, 2015. The decrease in the six months ended June 30, 2016 when compared to the six months ended June 30, 2015 is due to the decrease in proved property costs from impairment charges taken during 2015 and 2016. On a per Mcfe basis, DD&A decreased to $0.91 in the six months ended June 30, 2016 from $3.18 in the six months ended June 30, 2015, which was predominantly driven by the lower depletion rate resulting from our reduced proved property costs.

General and administrative expense was $21.7 million for the six months ended June 30, 2016 compared to $24.7 million for the six months ended June 30, 2015. The decrease of $3.0 million during the six months ended June 30, 2016 when compared to six months ended June 30, 2015 was primarily due to lower salaries and benefits associated with reduced headcount as of June 30, 2016 as compared to June 30, 2015. General and administrative expense per Mcfe was $0.54 in the six months ended June 30, 2016 compared to $0.76 in the six months ended June 30, 2015. The decrease in price per Mcfe is due to fixed expenses being spread across higher production in the six months ended June 30, 2016 as compared to the six months ended June 30, 2015.”

August 23, 2016

Other Operating Expenses, page 63

4.	We note your disclosure that exploration expenses increased due to higher delay rentals due to lease modifications. It appears that approximately 56% of your net undeveloped acreage in the United States is scheduled to expire in the fiscal years ended December 31, 2016 and 2017. We also note your disclosure on page 35 that you have deployed a strategy to convert your land extension payments into multi-year delay rental payments. We further note you have incurred approximately $13.4 million in delay rentals for the six months ended June 31, 2016. To the extent you expect delay rental fees to be material in future periods, please expand your disclosures to further discuss and quantify these expected future amounts.

We acknowledge the Staff’s comment and respectfully note that we have expanded our disclosure of delay rental payments in our Quarterly Report on Form 10-Q for the six months ended June 30, 2016 as a result of the increase in delay rental payments as compared to prior periods. The success of converting lump-sum lease extension payments to delay rentals is dependent on multiple factors, many of which are outside of our control. These factors, along with potential modifications to our drilling schedule that could result in an increase or decrease to the number of our operated rigs in response to fluctuating commodity prices, make it difficult to quantify the future delay rental payments that we may incur in any given period.

In response to the Staff’s comment, we will continue to monitor the level of delay rental fees expected to be incurred in future periods and expand our disclosures to further discuss and, to the extent possible and material, quantify these expected future amounts.

Note 14, Commitments and Contingencies, page F-30

5.	We note you have entered firm transportation agreements with pipelines for the delivery of your production to market, which have minimum transportation commitment quantities. We also note your disclosure on page 31 that you do not currently anticipate filling your firm transportation capacity in late 2016 or early 2017, which would require certain shortfall payments which may be significant. Please tell us whether these agreements meet the definition of unconditional purchase obligations with the characteristics defined under FASB ASC 440-10-50-2. If applicable, expand your disclosures to meet the requirements of FASB ASC 440-10-50-4 and 50-5.

We acknowledge the Staff’s comment and confirm that our firm transportation agreements represent unconditional purchase obligations. We have disclosed information related to our firm transportation agreements in our discussion of “Midstream Agreements” on pages 3 and 4, as well as in our “Cash Contractual Obligations” table on pages 75 and 76 of our 2015 Annual Report on Form 10-K.

In response to the Staff’s comment, we will expand our disclosure to include disclosure similar to the following disclosure in future filings, as applicable and to the extent required, under “Commitments and Contingencies” in the notes to our consolidated financial statements, consistent with the requirements of FASB ASC 440-10-50-4 and 50-5.

August 23, 2016

“Note 14—Commitments and Contingencies

(d) Other Commitments (in millions)

	Drilling rig commitments	Firm Transportation	Gas processing, gathering, and compression services
	(i)	(ii)	(iii)	Total
Year Ending December 31:
2016	$15.2	$35.5	$9.1	$59.8
2017	8.1	109.0	9.1	126.2
2018	—	126.6	18.5	145.1
2019	—	120.1	22.6	142.7
2020	—	117.9	11.1	129.0
Thereafter	—	113.7	—	113.7

Total	$23.3	$622.8	$70.4	$716.5

(i)	Drilling rig commitments

At December 31, 2015, the Company had a contract for the service of one rig, which expires in September 2017. The Company also had remaining termination obligations related to two of the three rigs that were terminated in 2015 and 2014. The values in the table represent the gross amounts that the Company is committed to pay and does not deduct amounts that other parties are responsible for as a result of cost sharing arrangements with working interest partners. The Company will record in its consolidated financial statements the Company’s proportionate share of costs based on its working interest, as applicable.

(ii)	Firm transportation

The Company has entered into firm transportation agreements with various pipelines in order to facilitate the delivery of production to market. These contracts commit the Company to transport minimum daily natural gas or NGL volumes at a negotiated rate, or pay for any deficiencies at a specified reservation fee rate. The amounts in this table represent the minimum daily volumes at the reservation fee rate. The values in the table represent the gross amounts that the Company is committed to pay and does not deduct amounts that other parties are responsible for as a result of cost sharing arrangements with working interest partners. The Company will record in its consolidated financial statements the Company’s proportionate share of costs based on its working interest.

(iii)	Gas processing, gathering, and compression services

Contractual commitments for gas processing, gathering and compression service agreements represent minimum commitments under long-term gas processing agreements as well as various gas compression agreements. The values in the table represent the gross amounts that the Company is committed to pay and does not deduct amounts that other parties are responsible for as a result of cost sharing arrangements with working interest partners. The Company will record in its consolidated financial statements its proportionate share of costs based on the Company’s working interest.”

August 23, 2016

Form 8-K dated August 2, 2016

Exhibit 99

6.	We note your third quarter and full year 2016 guidance table presents operating expenses, cash G&A and CAPEX without providing quantitative reconciliations to the most comparable GAAP measures. This is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

In response to the Staff’s comment, we will include in future earnings releases quantitative reconciliations to the most comparable GAAP measures for all non-GAAP measures, similar to the following disclosure, as applicable, and otherwise comply with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Reconciliation of Non-GAAP Measures Included in Annual Guidance

Cash General & Administrative Expense (in thousands):

For the Year Ending December 31, 2016
General and administrative expenses, as forecast to be reported	$36,414
Non-cash general and administrative expenses	(6,434)

Cash general and administrative expenses	$29,980

Incurred Capital Expenditures (in millions):

For the Year Ending December 31, 2016
Capital expenditures for oil and gas properties, as forecast to be reported	$196.7
Additions to oil and natural gas properties - changes in accounts payable, accrued liabilities, and accrued capital expenditures	(0.3)

Incurred capital expenditures	$196.4

August 23, 2016

Adjusted Operating Expense:

	For the Year Ending December 31, 2016
	Amount (in thousands)	Volumes (MMcfe)	$/Unit
Total operating expenses, as forecast to be reported	$324,442	83,424.2	$3.89
Firm transportation	(33,069)
Brokered natural gas and marketing expense	(11,652)
Depreciation, depletion and amortization	(79,879)
Exploration	(47,789)
General and administrative expenses	(36,414)
Rig termination and standby	(3,955)
Impairment of proved oil and gas properties	(17,665)
Accretion of asset retirement obligations	(175)
Gain/loss on sale of assets	1,049

Adjusted operating expense	$94,893	83,424.2	$1.14

*****

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (814) 409-7004 with any questions or comments regarding this correspondence.

Regards,

/s/ Matthew R. DeNezza

Matthew R. DeNezza

Executive Vice President and Chief Financial Officer

Eclipse Resources Corporation